Salvatore A. Bucci
Executive Vice President and Chief Financial Officer
(212) 356-4004
sbucci@ifl.tv
September 5, 2007
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	International Fight League, Inc. (the “Company”) Form 10-K for the year ended December 31, 2006 File No. 0-21134
Dear Ms. Cvrkel:
          We have received the Staff’s letter dated July 30, 2007 relating to the above referenced filing. We appreciate the time and effort that the Staff devoted toward reviewing the Company’s filing and offer the following responses to the comments indicated therein:
1.	During 2006, the Company issued $2,525,000 of Series A Preferred Stock in a private offering of which $1,350,000 was received in cash during the year. The remainder of the proceeds of $1,175,000 was received as investor advances during 2005. The Company agrees that the consolidated statement of cash flows for the year ended December 31, 2006 should reflect the issuance of preferred stock of $2,525,000 with a corresponding offset of $1,175,000 in investor advances. Accordingly, the Company reflected the “gross up” of these transactions in the Quarterly Report on Form 10-Q for the period ended June 30, 2007, which was filed on August 14, 2007, and intends to report these transactions in the same manner in future filings.

2.	The Company did report its revenue recognition policy for television rights in Note 11 to the consolidated financial statements. The Company agrees that revenues from television rights were its most significant type of revenue during 2006 and, accordingly, will include its revenue recognition policy for such revenue in its future filings in the revenue recognition section under Note 2 — Summary of Significant Accounting Policies (see also the Company’s response in Item 4 below)

3.	As required by the Merger Agreement, Mr. Kurtz entered into a contribution agreement, dated August 25, 2006, providing that immediately following the consummation of the

INTERNATIONAL FIGHT LEAGUE, INC.
424 West 33rd Street, Suite 650 • New York, New York 10001
fax (212) 564-6546

Securities and Exchange Commission
September 5, 2007

Merger, he would contribute a minimum of $651,000 of amounts owed to him in exchange for common stock of the Company. Pursuant to the contribution agreement, Mr. Kurtz was to receive a number of shares of common stock equal to the aggregate amount of obligations contributed divided by the greater of (x) $0.40 and (y) the closing price of a share of common stock on the date which was set as the record date for purposes of determination of stockholders entitled to vote with respect to the Merger, which date was October 24, 2006.

The conversion price was a negotiated price per share based on the market price of $0.11 on August 25, 2006, the date of the contribution agreement, and the price of $0.225 per share that was paid by preferred stockholders, including Mr. Kurtz, who received 4,444,444 shares of preferred stock for his investment of $1 million on April 26, 2006. EITF 98-5 and EITF 00-27 discuss a “beneficial conversion feature” that was “in-the-money” at the commitment date. We interpret the commitment date as being the record date, which was the date upon which the conversion price per share was ultimately determinable. Since the price paid by Mr. Kurtz ($0.40 per share) exceeded the determining market price of $0.15 on the record date, we believe that no beneficial conversion feature was evidenced in the conversion of debt to common stock. We call to your attention that the promissory note itself did not provide for conversion of amounts owed under the note into common stock. Per terms of the Merger Agreement, Mr. Kurtz agreed to convert the amount outstanding to him as of April 24, 2006, the date upon which the parties to the Merger entered into a letter of intent.

4.	During 2006, the Company recognized $1,375,000 of television rights revenue and a corresponding charge to distribution costs (of revenue). This amount was calculated based on the number of broadcasts aired by FSN pursuant to the Company’s agreements with FSN multiplied by the estimated value of one hour of programming on FSN during the time slot in which the Company’s programs were aired. Based on management’s estimate, the fair market value of one hour of such airtime was $125,000. The estimate was based upon research of the fees charged by various television networks and cable stations to air programming, particularly sports programming. During 2006, FSN broadcast eleven hours of the Company’s programming. Management believes that, since there was no exchange of cash between the Company and FSN relating to the broadcast of its programs, and since FSN routinely sells airtime for its programming, that the Company did indeed receive an economic benefit from the airing of its programming, which would be equivalent to the fair market value of the airtime granted to the Company by FSN.

Paragraph 3c of APB 29, as amended by SFAS No. 153 defines an exchange as a reciprocal transfer between an enterprise (the Company) and another entity (FSN) that results in the enterprise’s acquiring assets or services or satisfying liabilities by surrendering other assets or services or incurring other obligations. A reciprocal transfer of a nonmonetary asset shall be deemed an exchange only if the transferor has no substantial continuing involvement in the transferred asset such that the usual risks and rewards of ownership of the asset are transferred. We believe that this transaction meets

INTERNATIONAL FIGHT LEAGUE, INC.

Securities and Exchange Commission
September 5, 2007

this definition in that the Company surrendered its television rights to FSN and received the benefit of not being required to pay, in cash, a distribution fee.

Paragraph 18 of APB 29 concludes that in general accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved and that a gain or loss should be recognized. This section was amended by paragraph 20 of SFAS No. 153 to include several exceptions, however, these exceptions are not applicable in this case. Accordingly, management believes that the fair value of the television rights surrendered is properly measured by the fair value of the distribution fees waived, and that the gain or loss to be recognized under this arrangement is zero.

5.	During the quarter ended March 31, 2007, FSN aired six hours of programming at a value per hour of $125,000 pursuant to the barter arrangement discussed in item 4 above.

6.	The inconsistencies pointed out by the Staff are duly noted and the Company will rectify this in future filings. The correct number of securities to be issued upon exercise of outstanding options at December 31, 2006 is as presented in Note 13 to the consolidated financial statements. In the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, a roll-forward of the number of outstanding options at each period ending date is included in the footnotes to the financial statements of such reports and reflects an opening outstanding balance at January 1, 2007 that agrees to the number of outstanding options reported at December 31, 2006 in Note 13. Future filings will continue to provide such information.
          The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings. The Company understands that any Staff comments, or changes to disclosures in response to Staff comments, as a result of filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          I can be reached at (212) 356-4004 should you or the Staff have any comments or questions regarding the Company’s responses above.

Sincerely,
/s/ Salvatore A. Bucci
Salvatore A. Bucci
Executive Vice President and Chief Financial Officer

cc: Gareb Shamus

INTERNATIONAL FIGHT LEAGUE, INC.